Tyco Electronics Ltd.

Second Floor

96 Pitts Bay Road

Pembroke HM 08

Bermuda

January 30, 2009

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C.  20549

Attn:                   Kevin L. Vaughn, Accounting Branch Chief

Re:                              Comment Letter dated January 27, 2009

Tyco Electronics Ltd.

Form 10-K for Fiscal Year Ended September 26, 2008

Forms 8-K filed November 6, 2008 and December 2, 2008

File No. 1-33260

Mr. Vaughn:

This letter responds to the comments of the staff of the Securities and Exchange Commission (the “Staff”) contained in a letter to Tyco Electronics Ltd. (“Tyco Electronics” or the “Company”) dated January 27, 2009.

Set forth below in bold are each of the comments in the Staff’s letter.  Immediately following each of the Staff’s comments is the Company’s response to that comment, including where applicable, example language that we propose to incorporate into prospective filings with the Commission in response to the Staff’s comment. For your convenience, each of the numbered paragraphs below corresponds to the numbered comment in the Staff’s comment letter and includes the caption used in the comment letter.

Form 10-K for the fiscal year ended September 26, 2008

Item 7.  Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 35

Commitments and Contingencies, page 56

1.              We note that you have excluded your income tax and other long term liabilities from your contractual obligation table, as you are unable to estimate the timing of future payments.  To the extent that you continue to not be able to reasonably estimate the future payments, please revise future filings to disclose, at a minimum, the total amounts of the related obligations within your contractual obligation table or in a footnote to the table.

Company’s Response:

Tyco Electronics has noted the Staff’s comment and will include the total amounts of income tax and other long-term liabilities within its contractual obligation table or in a footnote to the table in future Form 10-K filings and disclose material changes outside the ordinary course of business in Form 10-Q filings as appropriate.

Note 2.  Summary of Significant Accounting Policies, page 86

Revenue Recognition, page 86

2.              We note that you maintain allowances for sales returns.  If your allowances for sales returns are material, please revise future filings to include a rollforward of your allowance for sales returns in your valuation and qualifying accounts schedule.  Refer to Rules 5-04 and 12-09 of Regulation S-X.

Company’s Response:

Tyco Electronics has noted the Staff’s comment and, in future Form 10-K filings, will include a rollforward of its allowance for sales returns in the valuation and qualifying accounts schedule if amounts are material.  Such amounts were not material at September 26, 2008.

Note 13.  Debt, page 103

3.              You state that you were in compliance with all debt covenants as of September 26, 2008.  Please revise future filings to disclose the most restrictive debt covenants.

Company’s Response:

Beginning with the Form 10-Q yet to be filed for the quarter ended December 26, 2008, Tyco Electronics will include in its Notes to the Financial Statements disclosure similar to the following:

The Company’s five-year unsecured senior revolving credit facility (“Credit Facility”) contains a financial ratio covenant that limits the Company’s ratio of Consolidated Total Debt (as defined in the Credit Facility) to Consolidated EBITDA (as defined in the Credit Facility) for the then most recently concluded period of four consecutive fiscal quarters to no more than 3.5 to 1.0.  The Credit Facility and the Company’s other debt agreements contain other customary covenants.

In addition, in Management’s Discussion and Analysis of Financial Condition and Results of Operations in the Form 10-Q yet to be filed for the quarter ended December 26, 2008, the Company will include disclosure similar to the following:

Our five-year unsecured senior revolving credit facility (“Credit Facility”) contains a financial ratio covenant that limits our ratio of Consolidated Total Debt (as defined in the Credit Facility) to Consolidated EBITDA (as defined in the Credit Facility) for the then most recently concluded period of four consecutive fiscal quarters to no more than 3.5 to 1.0.  The Credit Facility and our other debt agreements contain other customary covenants.  None of our covenants are presently considered restrictive to our operations.  As of December 26, 2008, we were in compliance with all of our debt covenants and believe that we will continue to be in compliance with our existing covenants for the foreseeable future.

Should the status of debt covenants change, the Company will update the disclosure as appropriate.

Note 18.  Related Party Transactions, page 124

4.             We note that as a result of certain separation agreements with Tyco International and Covidien, you have certain liabilities to Tyco International and Covidien.  Please tell us and revise future filings to clearly disclose where you have recorded these related party liabilities and the amount of any such liabilities.  Refer to paragraph 2(d) of SFAS 57.

Company’s Response:

Effective June 29, 2007, Tyco Electronics became the parent company of the former electronics businesses of Tyco International Ltd. (“Tyco International”).  On June 29, 2007, Tyco International distributed all of its shares of Tyco Electronics, as well as its shares of its former healthcare businesses (“Covidien”), to its common shareholders (the “Separation”).

Prior to the Separation, the Company, Tyco International, and Covidien were related parties.  As such, the related party debt due to Tyco International and affiliates for fiscal year 2006 was disclosed on the face of the balance sheet on the Company’s Form 10-K for the fiscal year ended September 28, 2007.

Upon the Separation, the Company became an independent, publicly-traded entity and Tyco International and Covidien ceased to be related parties of the Company.  Agreements between Tyco International, Covidien, and the Company arising as a result of the Separation, principally the Separation and Distribution Agreement and the Tax Sharing Agreement, are between non-affiliated entities and not subject to the disclosure requirements of SFAS No. 57 paragraph 2(d).  As such, the Company’s indemnification of Tyco International and Covidien recognized under the provisions of FASB Interpretation No. 45 (“FIN 45”) in the amounts of $339 million and $296 million as of fiscal years 2008 and 2007, respectively, are included in Other Liabilities (long-term) on the face of the balance sheet in the Company’s Form 10-K for the fiscal year ended September 26, 2008.

Note 19.  Income Taxes, page 130

Note 20.  Other Income (Expense), net, page 132

5.             We note that you recorded other income of $567 million pursuant to your Tax Sharing Agreement with Tyco International and Covidien, which primarily relates to the tax liabilities you recorded in connection with the adoption of FIN 48.  Similarly, we note that each of Tyco International and Covidien recorded additional tax liabilities in connection with the adoption of FIN 48 and pursuant to the Tax Sharing Arrangement, each of Tyco International and Covidien have allocated a portion of the liabilities to Tyco Electronics.  Tell us how you have accounted for your pro rata portion of the increased liabilities and any accounting literature you relied on for your accounting.

Company’s Response:

The Company accounts for the indemnification of pre-Separation shared tax liabilities to Tyco International and Covidien pursuant to FIN 45, accordingly, there were no pro rata adjustments necessary to reflect increased liabilities recognized by them pursuant to their adoption of FIN 48.  As additional background, the Tax Sharing Agreement became effective upon Separation and established sharing responsibilities between the parties with respect to certain pre-Separation legacy tax contingencies of each of the companies.  When either Tyco International or Covidien settle a tax contingency that is subject to the Tax Sharing Agreement in a given tax jurisdiction in the form of cash, the Company is obligated under the Tax Sharing Agreement to fund 31% of the cash amount to the company that has the obligation to the taxing authority; the Company’s obligation under the Tax Sharing Agreement is not tied to the measurement of shared tax liabilities recognized by Tyco International and Covidien determined under FIN 48.

The Tax Sharing Agreement is an executory contract amongst the parties and the liability to Tyco International and Covidien (from the perspective of Tyco Electronics) is not a tax position as defined within the scope of FIN 48, paragraph 4.  Rather, indemnifications made by the Company under the Tax Sharing Agreement are accounted for under the provisions of FIN 45.  Paragraph 3(c) of Interpretation 45 states, in part, “Indemnification agreements (contracts) that contingently require the indemnifying party (guarantor) to make payments to the indemnified party based on”…“the imposition of additional taxes due to either a change in the tax law or an adverse interpretation of the tax law” are within the Interpretation's scope.  In applying FIN 45, the fair value of the Company’s guarantee at Separation was determined based on expectations of future cash flows associated with the pre-Separation income tax positions of Tyco International and Covidien.  The change in the method of measuring the income tax uncertainties by Tyco International and Covidien did not change the underlying economics or fair value of the indemnification liability recognized by Tyco Electronics pursuant to FIN 45 and therefore did not require any adjustment.  Further, on a quarterly basis, the Company reviews its estimate of the liability pursuant to the guidance in paragraph 12 of FIN 45 and makes any adjustments, as necessary.

Note 25.  Consolidated and Combined Segment and Geographic Data, page 142

6.             We note your disclosure of net sales by geographic region and net property, plant and equipment by geographic region.  If any individual foreign countries are a material component of these balances, please revise future filings to disclose the foreign country and related amount.  Refer to paragraph 38 of SFAS 131.

Company’s Response:

Tyco Electronics has noted the Staff’s comment and, in future Form 10-K filings, will disclose any individual foreign countries that are a material component of net sales or net property, plant and equipment.

Forms 8-K filed November 6, 2008 and December 2, 2008

7.             We note that you are presenting non-GAAP measures and your reconciliation in the form of a non-GAAP statement of income.  This format may be confusing to investors as it also reflects several non-GAAP measures, including non-GAAP cost of sales, non-GAAP gross income, non-GAAP selling, general and administrative expenses, non-GAAP litigation settlement, non-GAAP restructuring charges, non-GAAP impairment of goodwill and intangible assets, non-GAAP income from operations, non-GAAP other income, non-GAAP income from continuing operations before income taxes and minority interest, non-GAAP income taxes and non-GAAP income from continuing operations.  In fact it appears that management does not use these non-GAAP measures but they are shown here as a result of the presentation format.  Please note that Instruction 2 to Item 2.02 of Form 8-K requires that when furnishing information under this item you must provide all the disclosures required by paragraph (e)(1)(i) of Item 10 of Regulation S-K, including a reconciliation to the directly comparable GAAP measure for each non-GAAP measure presented and explain why you believe the measures provide useful information to investors.

•                 To eliminate investor confusion, please remove the non-GAAP statement of income from all future filings and instead disclose only those non-GAAP measures used by management that you wish to highlight for investors, with the appropriate reconciliations.

•                 Please note that in the event that your Form 8-K is incorporated by reference into a ‘33 Act registration statement, we may have additional questions relating to the appropriateness of this information being included in a document filed with, and not just furnished to, the Commission.  At that time, we may request an amendment to the Form 8-K.

Company Response:

Tyco Electronics has noted the Staff’s comment and, in future earning releases furnished on Form 8-K, will not present an Adjusted Consolidated Statement of Operations.  The Company will disclose only those non-GAAP measures used by management that it wants to highlight for investors. In addition, the Company will provide all the disclosures required by paragraph (e)(1)(i) of Item 10 of Regulation S-K, including a reconciliation of the non-GAAP financial measures to the most directly comparable financial measures calculated and presented in accordance with GAAP.  This reconciliation will be provided on a schedule similar to Exhibit 1 attached.

In connection with responding to the Staff’s comments, the Company hereby acknowledges that the Company is responsible for the adequacy and accuracy of the disclosure in its Form 10-K for the fiscal year ended September 26, 2008 and Forms 8-K filed November 6, 2008 and December 2, 2008; that Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and that the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We appreciate the Staff’s feedback.  If you have any further questions or comments, please do not hesitate to contact me at (610) 893-9400.

Very truly yours,

/s/ Terrence R. Curtin
Terrence R. Curtin
Executive Vice President and Chief Financial Officer

cc:                              P.J. Himelfarb, Weil, Gotshal & Manges LLP

Exhibit 1

RECONCILIATION OF NON-GAAP FINANCIAL MEASURES TO GAAP FINANCIAL MEASURES

For the Quarter Ended December 26, 2008

(UNAUDITED)

		Adjustments
		Restructuring	State of
		and Other	New York	Other Items,	Adjusted
	US GAAP	Charges, Net (1)	Net (2)	Net (3)	(Non-GAAP) (4)
	(in millions, except per share data)
(Loss) Income from Operations:
Electronic Components	$12	$56	$—	$8	$76
Network Solutions	45	19	—	—	64
Undersea Telecommunications	38	3	—	—	41
Wireless Systems	(107)	—	111	—	4
Litigation settlement	(9)	—	—	9	—
Total	$(21)	$78	$111	$17	$185

Operating Margin	-0.7%				6.6%

Income Tax Benefit (Expense)	$23	$(23)	$(42)	$(3)	$(45)

(Loss) Income from Continuing Operations	$(37)	$55	$69	$14	$101

Diluted (Loss) Earnings per Share from Continuing Operations (5)	$(0.08)	$0.12	$0.15	$0.03	$0.22

(1) Includes $77 million recorded in restructuring and other charges, net and $1 million recorded in cost of sales.

(2) Includes $61 million recorded in cost of sales and $50 million recorded in selling, general, and administrative expenses.

(3) Contains $9 million of costs related to the settlement of legacy securities litigation which are recorded in litigation settlement and $8 million of costs related to a product liability matter from several years ago which are recorded in selling, general, and administrative expenses.

(4) See description of non-GAAP measures contained in this release.

(5) GAAP diluted shares excludes 2 million of non-vested restricted share awards and non-vested options as the inclusion of these securities would have been anti-dilutive.  Such amounts are included in non-GAAP diluted shares.